Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Decarbonization Plus Acquisition Corporation II Expects Stockholders to Approve Business Combination with Tritium

Menlo Park, CA (January 10, 2022) – Decarbonization Plus Acquisition Corporation II (NASDAQ: DCRN, DCRNW, DCRNU) (“DCRN”), a publicly-traded special purpose acquisition company, announced today that, based on proxies submitted to date, which may be changed at or before the special meeting of stockholders of DCRN to be held on Wednesday, January 12, 2022:

1.	52.35% of the outstanding shares and 96.69% of the voted shares have voted in favor of the Business Combination proposal;

2.	96.28% of the voted shares have voted in favor of the NewCo Constitution proposal; and

3.	96.20% of the voted shares have voted in favor of the Adjournment proposal.

DCRN expects that all proposals will be approved at the special meeting of stockholders of DCRN, which is scheduled to be held on Wednesday, January 12, 2022, at 10:00 a.m., Eastern time virtually at https://www.cstproxy.com/decarbonizationplusacquisitionii/2021, as described in DCRN’s definitive proxy statement, dated December 21, 2021.

About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com.

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than $6 billion of equity invested in renewables.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed business combination, including statements regarding the results of the special meeting of stockholders of DCRN. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Tritium DCFC Limited (“NewCo”), Tritium or DCRN, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination or the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, NewCo, which will be the going-forward public company, filed a registration statement on Form F-4, (as amended, the “Registration Statement”), which includes a proxy statement of DCRN. The Registration Statement is now effective, and a definitive proxy statement (the “Proxy Statement”) has been mailed to DCRN stockholders of record as of the close of business on December 6, 2021. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Registration Statement for the proposed business combination. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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DCRN Media Contact

Daniel Yunger

Kekst CNC

daniel.yunger@kekstcnc.com

Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investor Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com